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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.     Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
March 29, 2004
	By:	/s/ Brigitte Catellier Brigitte Catellier Corporate Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis relates to the financial condition and results of operations of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K) as of December 18, 2003. Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K (the Acquisition). Accordingly, Couche-Tard's results of operations for the 16-week and 40-week periods ended February 1, 2004 include the results of operations of Circle K as of December 18, 2003 and the results of operations for the previous year periods exclude the results of operations of Circle K. "We", "our" and "us" refer collectively to Couche-Tard and its subsidiaries, including Circle K.

        Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles. You should read the following discussion in conjunction with the interim consolidated financial statements and related notes included in this interim report and with the 2003 Annual Report. Additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

Forward-Looking Statements

        This report includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this report, the words "believe," "intend," "expect," "estimate" and other similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Such risks and uncertainties include the risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Overview

        We are the leader in the Canadian convenience store industry. We are the fourth largest convenience store operator in North America and the second largest independent convenience store operator in North America. We currently operate a network of 4,886 convenience stores, 3,070 of which include motor fuel dispensing, located in three large geographic markets in Eastern, Central and Western Canada, as well as 23 American states.

        We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

        The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total 154,400 stores in the United States and Canada. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel prices, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

        The third quarter's major event was the closing of the Circle K acquisition on December 17, 2003, for a total consideration of $1.06 billion, with the takeover of 1,663 Circle K company-operated stores in 16 American states, plus 627 franchises and affiliates. Due to the closing date, our third-quarter results reflect the effects of this acquisition for a 45-day period. We believe we will improve our overall financial performance by applying the Couche-Tard business model to our Circle K operations. We estimate that we can achieve approximately US$50 million in annual cost savings in connection with the Acquisition well within 18 to 24 months following the closing of the Acquisition. In addition, we believe we can improve Circle K's store level operations by completing over the next 24 months the installation of POS systems, including scanning, in all of Circle K's company-operated stores that do not currently have such technology and by implementing our Store 2000 Concept in certain Circle K stores. There can be no assurance that such cost savings or operating improvements will be realized or that there will not be delays in achieving such synergies or cost savings.

        During the third quarter of fiscal 2004, we completed the financing of the Acquisition with the issuance of US$350 million 7 1/2% Senior Subordinated Notes due 2013, borrowings under our new senior credit facility and the issuance of Class B subordinate voting shares of Alimentation Couche-Tard Inc. In connection with the Acquisition, we refinanced the majority of our long-term debt, as described herein under "Liquidity and Capital Resources". We continue to remain focused on reducing our outstanding debt while continuing to grow our business. As tangible proof, on March 16, 2004, we announced that we entered into definitive purchase and sale agreements for some 320 Circle K properties. Estimated at US$250 million or Cdn$330 million, the proceeds from this sale will be used to repay a portion of our long-term debt—bringing the net interest-bearing debt to total capitalization ratio to about 45%, closer to the target of less than 40%.

        As of February 1, 2004, Alimentation Couche-Tard Inc. had 28,548,424 Class A multiple voting shares and 69,851,026 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

        Merchandise and Service Sales.    In-store merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beer/wine and fresh food offerings, including QSRs. Service sales include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines and sales of postage stamps and bus tickets. Merchandise and service sales also includes franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchises and affiliates.

        Motor Fuel Sales.    Couche-Tard includes in its sales the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 86 independent store operators at cost plus a mark up. Couche-Tard records the full value of these sales (cost plus the mark up) as motor fuel sales. Where Couche-Tard acts as a selling agent for a petroleum distributor only the commission earned by Couche-Tard is recorded as sales. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel sales, except for commission locations, where the gross profit is equal to the recorded commission from the sale.

        Gross Profit.    Gross profit consists primarily of sales less the related cost of the inventories for in-store merchandise, the cost of inventory is determined using the retail method (retail price less normal margin), and for motor fuel, it is determined using the average cost method.

        Operating Expenses.    The primary components of operating expenses are wages and salaries, commissions to dealers, occupancy costs, corporate support costs and head office operations.

        Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are Merchandise and service gross margin, Growth of average merchandise sales per store, Motor fuel gross margin and Growth of average motor fuel volume per store.

Exchange Rate Data

        Our U.S. subsidiaries' assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Sales and expenses are translated at the average rate in effect during the year. The following tables set forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	16-week period ended		40-week period ended
	Feb. 2, 2003	Feb. 1, 2004	Feb. 2, 2003	Feb. 1, 2004
Average for period (1)	1.5556	1.3087	1.5579	1.3513
Period end	1.5215	1.3248	1.5215	1.3248

(1)
Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

        The following table highlights certain information regarding our operations for the 16-week periods ended February 1, 2004 and February 2, 2003 and for the 40-week periods ended February 1, 2004 and February 2, 2003.

	16-week period ended		40-week period ended
	Feb. 1, 2004	Feb. 2, 2003	Feb. 1, 2004	Feb.2, 2003
	(dollars in millions)
Statement of Operations Data:
Merchandise and service sales (1):
Canada	451.5	430.8	1,222.3	1,161.4
United States	507.7	187.2	827.4	375.7
Total merchandise and service sales	959.2	618.0	2,049.7	1,537.1
Motor fuel sales
Canada	201.4	190.0	512.5	480.5
United States	629.7	250.0	1,075.4	527.8
Total motor fuel sales	831.1	440.0	1,587.9	1,008.3
Total sales	1,790.3	1,058.0	3,637.6	2,545.4
Merchandise and service gross profit (1):
Canada	138.5	129.8	381.8	362.0
United States	160.3	60.6	265.5	120.8
Total merchandise and service gross profit	298.8	190.4	647.3	482.8
Motor fuel gross profit:
Canada	18.9	16.3	49.1	44.1
United States	43.1	20.1	76.8	42.6
Total motor fuel gross profit	62.0	36.4	125.9	86.7
Total gross profit	360.8	226.8	773.2	569.5
Operating expenses	306.9	187.1	616.8	442.8
Depreciation and amortization of fixed and other assets	24.9	14.9	48.4	33.8
Financial Expenses	11.7	4.6	18.4	11.1
Write-off of financial expenses	2.8	n/a	2.8	n/a
Earnings before income taxes	14.5	20.2	86.8	81.8
Income taxes	5.7	6.1	28.4	27.1
Net earnings	8.8	14.1	58.4	54.7
Other Operating Data:
Merchandise and service gross margin (1):
Canada	30.7%	30.1%	31.2%	31.2%
United States(2)	32.5%	32. 4%	32.8%	32.2%
United States (3)	31.6%	n/a	32.1%	n/a
Growth of average merchandise sales per store (4):
Canada	1.5%	9.7%	2.6%	9.1%
United States(2)	5.0%	8.4%	3.6%	6.3%
Motor fuel gross margin:
Canada (cents per litre)	4.63	4.36	4.75	4.59
United States (U.S. cents per gallon) (2)(5)	12.33	11.83	12.01	11.73
United States (U.S. cents per gallon) (3)(5)	10.43	n/a	10.96	n/a
Volume of motor fuel sold:
Canada (millions of litres)	408.4	374.4	1,033.4	960.6
United States (millions of gallons) (2)	160.4	120.5	388.3	259.2
United States (millions of gallons) (3)	325.9	n/a	553.8	n/a
Growth of average motor fuel volume per store:
Canada	8.4%	3.2%	7.1%	5.1%
United States (2)	7.7%	2.1%	5.8%	1.7%

(1)
Includes other sales derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)
Excludes the impact of the Acquisition.

(3)
Includes the impact of the Acquisition.

(4)
Does not include services and other sales (as described in footnote 1) and is based on the average number of stores open during each four-week period of the fiscal period.

(5)
For company-operated stores only

16-Week Period Ended February 1, 2004 Compared to the 16-Week Period Ended February 2, 2003

        During the 16-week period ended February 1, 2004, Couche-Tard acquired Circle K with 1,663 company operated stores and 627 franchised stores, opened 21 new stores and 11 quick service restaurants, and reconfigured 37 stores with its store 2000 concept. In the same period, 12 stores were sold or closed.

        The highlights for the third quarter are:

  •
  of the Circle K acquisition on December 17, 2003.

  •
  progress on integration plan: more than $4 million in synergies achieved within the first 45 days—the objective of over US$50 million in synergies could be realized faster than expected.

  •
  earnings totalled $8.8 million or $0.09 fully diluted per share, compared with $14.1 million or $0.16 fully diluted per share. The quarter was marked by unusual items and a gross margin on Circle K's motor fuel sales of only 8.86 ¢ U.S. per gallon in the first 45 days following the acquisition.

        The integration of Circle K is going remarkably well thanks to its team's commitment both at the executive office and throughout the store network. The strategic plan to efficiently integrate these operations, enhance the sites, improve the product mix, and increase store profit margins within 18 to 24 months has been well received and is off to a good start. As tangible proof, synergies of over $4 million were achieved in the first 45 days of integration. But Circle K experienced a very weak motor fuel gross margin during this 45-day period. This margin was 8.86 ¢ U.S. per gallon, versus 13.22 ¢ U.S. in the same 45-day period a year earlier. If Circle K had contributed to results for the entire quarter, its margin would have been 12.52 ¢ U.S. per gallon. For the last 12 months, its margin stood at 16.44 ¢ U.S. per gallon, and at 12.76 ¢ U.S. for the previous 12 months. Thus, these margins point to a significant low for the 45-day period following the closing of the acquisition.

        For the 16 weeks ended February 1, 2004, Couche-Tard achieved sales of $1.79 billion, up from $1.06 billion for the same quarter a year earlier, an increase of 69.2% or $732.3 million. The Company realized 63.5% of its sales in the United States, compared with 41.3% in the third quarter last year.

  •
  In the United States, sales totalled $1.14 billion, up by 160.2% or $700.2 million. This major increase reflects mainly the contribution of the Circle K stores for a 45-day period, certain Dairy Mart stores under management contract acquired in the fourth quarter of the previous fiscal year, the 43 Clark stores acquired in September 2003, and the stores opened during the period, combined with the American network's internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 5.0% compared with the same quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 7.7% over the corresponding quarter a year earlier.

  •
  In Canada, sales amounted to $652.9 million, an increase of 5.2% or $32.0 million. Growth of average merchandise sales per store was 1.5% compared with the same period last year. Overall, the Company achieved satisfactory sales growth in its Canadian markets, given the market conditions affected by SARS, the decline in cross-border sales, the job losses in the Ontario manufacturing sector resulting from the exchange rate, and the fierce competition in Ontario. It should also be noted that the same period a year earlier saw aggressive promotions to retain Quebec market share in the beer category. Growth of average motor fuel volume per store was 8.4% over the third quarter of the previous fiscal year.

        Gross margin grew by 59.0% or $133.9 million to $360.8 million, up from $226.8 million for the same quarter a year earlier. This increase is mainly due to higher sales, a higher consolidated merchandise and service gross margin, and a higher motor fuel gross margin in Canada—offset by a lower motor fuel gross margin in the United States.

  •
  Consolidated merchandise and service gross margin was 31.1% (including Circle K), reflecting the lower margin of Circle K's merchandise and service category due mostly to its different product mix, which will evolve in the coming periods. In Canada, gross margin was up 0.6% over the same 16 weeks of the previous fiscal year, at 30.7%. In the United States, the Midwest network's gross margin improved by 0.13% to 32.5%, reflecting the impact of improved purchasing terms resulting from the integration of Dairy Mart, coupled with the differentiation strategy.

  •
  Motor fuel gross margin grew in Canada to reach 4.63 ¢ per litre, compared with 4.36 ¢ per litre in the third quarter of the previous fiscal year. In the United States, the Midwest network's gross margin was also up at 12.33 ¢ U.S. per gallon, up from 11.83 ¢ U.S. per gallon for the corresponding period in 2003. Circle K's gross margin was 8.86 ¢ U.S. per gallon, versus 13.22 ¢ U.S. for the same 16 weeks a year earlier. This significant low does not reflect Circle K's margin on an annual basis. Motor fuel gross margin in the United States thus decreased to 10.43 ¢ U.S. per gallon, from 11.83 ¢ U.S. per gallon in the third quarter of the previous fiscal year.

        Operating expenses were up by $119.9 million or 64.1% over the corresponding quarter of 2003. This increase is primarily attributable to the expansion of the store network, notably following the Circle K acquisition. However, as a percentage of total sales, operating expenses decreased by 0.5% due to lower operating costs associated with higher motor fuel sales, which account for a larger proportion of total sales.

        Depreciation and amortization of fixed assets and other assets grew by 66.3% to $24.9 million. This increase is mainly due to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and store renovations.

        Financial expenses went from $4.6 million to $11.7 million due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a pre-tax write-off of financial expenses of $2.8 million related to the refinancing of existing debt in connection with the Circle K acquisition.

        Income tax expense decreased by $0.5 million, or 7.6%, from $6.1 million in the 16-week period ended February 2, 2003 to $5.7 million for the same period in 2004. The decreased is due to a lower pre-tax income offset by an increase in the provincial income tax rate in Ontario.

        Net earnings amounted to $8.8 million or $0.10 per share ($0.09 fully diluted), compared with $14.1 million or $0.17 per share ($0.16 fully diluted). This variation is due mainly to:

  •
  Circle K's very weak motor fuel gross margin, at 8.86 ¢ U.S. per gallon for 45 days, representing an after-tax amount of $6.4 million or $0.07 fully diluted per share (calculated using the motor fuel gross margin of 13.22 ¢ U.S. per gallon for the 45-day period of the previous year);

  •
  and the following unusual or uncontrollable items which are presented on an after-tax basis:

  •
  a write-off of financial expenses of $1.9 million or $0.02 fully diluted per share, related to the refinancing of existing debt in connection with the Circle K acquisition;

  •
  the rise in the corporate tax rate in Ontario, entailing an adjustment of future income taxes totalling $1.1 million and equivalent to $0.01 fully diluted per share;

  •
  and the negative impact of approximately $1.0 million of the increase in the Canadian dollar, or $0.01 fully diluted per share.

40-Week Period Ended February 1, 2004 Compared to the 40-Week Period Ended February 2, 2003

        During the 40-week period ended February 1, 2004, Couche-Tard acquired 2,290 Circle K stores, including 1,663 company-operated stores and 627 franchised stores, and 43 Clark stores in the American Midwest. Couche-Tard also opened 38 new stores and 36 quick service restaurants, and reconfigured 141 stores with its Store 2000 Concept. In the same period, 24 stores were sold or closed.

        For the 40 weeks ended February 1, 2004, Couche-Tard announced sales of $3.64 billion, up from $2.55 billion for the same period a year earlier, an increase of 42.9% or $1.09 billion. The Company realized 52.3% of its sales in the United States, compared with 35.5% for the first nine onths of the previous fiscal year.

  •
  In the United States, sales totalled $1.90 billion, an increase of $999.4 million, reflecting mainly the contribution of the Circle K stores for a 45-day period, certain Dairy Mart stores under management contract acquired in the fourth quarter of the previous fiscal year, the 43 Clark stores acquired in September 2003, and the stores opened during the period, combined with the American network's internal growth. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 3.6% compared with the corresponding period of the previous fiscal year, while growth of average motor fuel volume per store (excluding Circle K) was 5.8% over the first nine months of last year.

  •
  In Canada, sales increased by 5.7% or $92.9 million to $1.73 billion. Growth of average merchandise sales per store was 2.6% compared with the same period a year earlier. Growth of average motor fuel volume per store was 7.1% over the first 40 weeks of fiscal 2003.

Gross margin grew by 35.8% or $203.6 million to $773.2 million, up from $569.5 million for the same period in 2003. This increase is mainly due to higher sales, a higher consolidated merchandise and service gross margin, and a higher motor fuel gross margin in Canada—offset by a lower motor fuel gross margin in the United States.

  •
  Consolidated merchandise and service gross margin stood at 31.6% (including the Circle K acquisition), reflecting the lower gross margin of Circle K's merchandising and service category. The gross margin in Canada was unchanged at 31.2%. In the United States, the Midwest network's gross margin increased by 0.6% over the same period of the previous fiscal year, to 32.8%, reflecting the impact of the integration of Dairy Mart which resulted in improved purchasing terms, coupled with the differentiation strategy.

  •
  Motor fuel gross margin increased to 4.75 ¢ per litre in Canada, up from 4.59 ¢ per litre for the first nine months a year earlier. In the United States, the Midwest network's gross margin grew to 12.01 ¢ U.S. per gallon, compared with 11.73 ¢ U.S. per gallon for the same period in 2003. Considering that Circle K's gross margin was 8.86 ¢ U.S. per gallon for the first 45 days subsequent to the acquisition, motor fuel gross margin in the United States stood at 10.96 ¢ U.S. per gallon.

        Operating expenses were up by $174.0 million or 39.3% over the first nine months of the previous fiscal year. This increase is primarily attributable to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and the growth of the Canadian network. As a percentage of total sales, operating expenses decreased by 0.4% due to lower operating costs associated with higher motor fuel sales, which account for a larger proportion of total sales.

        Depreciation and amortization expenses grew by 43.0% to $48.4 million for the first 40 weeks ended February 1, 2004. This increase is due mainly to the Circle K acquisition, the full impact of the acquisition of Dairy Mart, and store renovations.

        Financial expenses totalled $18.4 million, up 65.3% due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a pre-tax write-off of financial expenses of $2.8 million related to the refinancing of existing debt in connection with the Circle K acquisition.

        Income tax expense increased by $1.4 million, or 5.2%, from $27.1 million in the 40-week period ended February 2, 2003 to $28.4 million for the same period in 2004. The increase is due to higher pre-tax income and a slightly higher effective tax rate due primarily to the increase in the Ontario provincial income tax rate.

        Net earnings amounted to $58.4 million or $0.67 per share ($0.64 fully diluted), compared with $54.7 million or $0.65 per share ($0.63 fully diluted).

Liquidity and Capital Resources

        Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facilities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

        The Acquisition was financed through the proceeds from the issuance of US$350 million 7 1/2% Senior Subordinated Notes due 2013, borrowings under our senior credit facility and the proceeds of $223.7 million from the issuance of Class B subordinate voting shares of Alimentation Couche-Tard Inc.

The majority of our long-term debt was refinanced in connection with the Acquisition. As of February 1, 2004, our total debt was approximately $1.15 billion (of which $463.7 million consists of the notes, $675.7 million consists of borrowings under our senior credit facility and $13.4 million consists of other long-term debt).

        Capital expenditures.    Capital expenditures will be required for the installation of POS systems, including scanning, at the Circle K company-operated stores that do not currently have this technology, the implementation of our Store 2000 Concept at certain stores and the replacement of equipment in some of our stores. In connection with the Acquisition, we expect to make certain capital improvements of up to US$18.6 million dollars at the Circle K stores between June 2004 and December 2008 in connection with the settlement of litigation brought against Circle K under the Americans with Disabilities Act.

        Credit Facilities.    We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million (or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility). As of February 1, 2004, the facilities are undrawn, except for letters of credit of approximately $2 million.

        Sale-Leaseback Transactions.    We entered into definitive purchase and sale agreements with two investment companies for the sale of some 320 Circle K properties acquired on December 17, 2003 and the leasing of these properties back to us on a long term basis. This transaction is subject to customary closing conditions. The agreement stipulates that these properties will be leased to us for 15 years with several renewal provisions. Minimum lease payments under the leases total approximately US$23 million per year, subject to indexation features. The proceeds from this transaction of approximately US$250 million will be used to reimburse part of the long-term debt. Financing expenses related to the long-term debt paid out will be written off following the reimbursement. This amount will be approximately $9.5 million.

        Cash Flows from Operating Activities.    Cash provided from operating activities was $87.0 million for the 16-week period ended February 1, 2004, compared with cash used of $9.7 million for the same period in 2003, an increase of $96.7 million. We had $265.0 million of cash and cash equivalents on hand at February 1, 2004.

        Cash provided from operating activities tripled to $192.9 million for the 40-week period ended February 1, 2004, compared with $66.4 million in 2003, an increase of $126.5 million.

        Cash Flows from Investing Activities.    Net cash used in investing activities in the 16-week period ended February 1, 2004 amounted to $962.4 million, including $951.1 million for the purchase of Circle K, compared with $42.9 million for the same period in 2003. Capital expenditures for the 16-week period ended February 1, 2004 amounted to $32.2 million, compared with $31.4 million for the same period in 2003. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems, and expenditures related to gasoline facilities to comply with regulatory requirements. During this period, we sold 19 Clark sites under a sales/leaseback arrangement for $19.5 million. The properties are leased back to Couche-Tard for a primary term of 17 years with several renewal periods.

        Net cash used in investing activities in the 40-week period ended February 1, 2004 amounted to $1.03 billion, compared with $209.1 million for the same period in 2003. In addition to the Acquisition, we acquired 43 Clark stores located in our Midwest markets, for $45 million. Capital expenditures for the 40-week period ended February 1, 2004 amounted to $73.5 million, compared with $56.8 million for the same period in 2003. These capital expenditures were primarily for existing store improvements, store equipment, new store development, information systems, and expenditures related to gasoline facilities to comply with regulatory requirements. During the 40-week period ended February 1, 2004, we also entered into two additional separate agreements to sell 47 sites under sale/leaseback arrangements for total aggregate proceeds of approximately $42.0 million. Under these arrangements, the properties are leased back to us for a primary term of 20 years with several renewal periods.

        Cash Flows from Financing Activities.    Cash generated from financing activities was $1.09 billion for the 16-week period ended February 1, 2004, compared with $18.7 million for the same period in 2003,We borrowed $1.10 billion in new long-term debt and raised an additional $221.0 million from the issue of $13.5 million Class B subordinate voting shares. The total proceeds were used to repay $239.3 million of the then existing long-term debt and finance the Circle K acquisition.Cash generated from financing activities for the 40 week period ended February 1, 2004 amounted to $1.05 billion including $1.35 billion in long-term debt and equity which was used to repay $299.9 million of existing long-term debt and finance the acquisitions of Circle K and Clark stores.

Outlook

        In the fourth quarter, we will continue to focus on integrating Circle K, which gives us an excellent growth avenue in the U.S. market. The signing of the first supply agreements will enable us to achieve additional synergies. Over the next year, we will convert our American Midwest stores to the Circle K banner to benefit from its high profile throughout the U.S. market. In the fourth quarter, we will also pursue the developments planned for the rest of this year, to reach our objective for the fiscal year of opening 56 stores, implementing Store 2000 in about 200 locations, and setting up some 50 QSRs.

March 16, 2004

CONSOLIDATED EARNINGS
(in thousands of canadian dollars, except per-share amounts) (unaudited)

	16 weeks		40 weeks
For the periods ended	February 1, 2004	February 2, 2003	February 1, 2004	February 2, 2003
	$	$	$	$
Sales	1,790,285	1,058,022	3,637,655	2,545,371
Cost of goods sold	1,429,520	831,191	2,864,495	1,975,839

Gross margin	360,765	226,831	773,160	569,532

Operating expenses	306,940	187,058	616,841	442,842
Depreciation and amortization of fixed and other assets	24,868	14,951	48,361	33,826

	331,808	202,009	665,202	476,668

Operating income (a)	28,957	24,822	107,958	92,864
Financial expenses	11,710	4,620	18,363	11,110

Earnings before income taxes and write-off of financial expenses	17,247	20,202	89,595	81,754
Write-off of financial expenses (Note 3)	2,775	—	2,775	—

Earnings before income taxes	14,472	20,202	86,820	81,754
Income taxes	5,659	6,126	28,449	27,054

Net earnings	8,813	14,076	58,371	54,700

Earnings per share (Note 4)
Basic	0.10	0.17	0.67	0.65
Fully diluted	0.09	0.16	0.64	0.63
Weighted number of shares	90,479,897	84,531,916	87,021,093	84,515,345
Number of shares — fully diluted	96,427,247	87,099,180	91,085,379	87,351,053
Number of shares outstanding at period end	98,399,450	84,531,916	98,399,450	84,531,916

  (a)
  During the quarter, the Company changed its presentation of operating income. Under the new presentation, operating income includes the depreciation and amortization of fixed and other assets. Furthermore, the amortization related to the deferred financing costs are now presented under financial expenses. The amortization of these expenses were previously presented under the depreciation and amortization of fixed and other assets.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS
(in thousands of canadian dollars) (unaudited)

For the 40-week periods ended	February 1, 2004	February 2, 2003
	$	$
Balance, beginning of period as restated (Note 2)	183,517	117,476
Net earnings	58,371	54,700

	241,888	172,176
Share issue expenses (net of future income taxes of $970 in 2004)	2,157	—

Balance, end of period	239,731	172,176

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS STATEMENTS
(in thousands of canadian dollars) (unaudited)

	16 weeks		40 weeks
For the periods ended	February 1, 2004	February 2, 2003	February 1, 2004	February 2, 2003
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	8,813	14,076	58,371	54,700
Non-cash items
Depreciation and amortization	22,511	14,258	45,343	31,642
Write-off of financial expenses	2,775	—	2,775	—
Loss on disposal of fixed assets and other assets	177	396	1,057	462
Future income taxes	(2,764)	(100)	(4,879)	2,534

	31,512	28,630	102,667	89,338
Deferred revenues	9,193	—	9,193	—
Provision for site restoration costs	277	479	(389)	305
Changes in working capital items	46,122	(38,818)	81,455	(23,256)

Cash flows from operating activities	87,104	(9,709)	192,926	66,387
INVESTING ACTIVITIES
Business acquisitions (Note 3)	(951,135)	(12,020)	(996,170)	(151,274)
Fixed assets	(32,198)	(31,404)	(73,521)	(56,819)
Disposal of fixed assets and other assets	21,809	1,068	44,204	1,808
Goodwill and other assets	(918)	(502)	(2,092)	(2,805)

Cash flows from investing activities	(962,442)	(42,858)	(1,027,579)	(209,090)
FINANCING ACTIVITIES
Bank indebtedness	—	24,613	—	39,807
Long-term debt net of financial expenses paid	1,104,440	5,000	1,128,287	135,447
Repayment of long-term debt	(239,279)	(10,960)	(299,856)	(35,387)
Issue of shares net of related costs	220,932	—	221,851	4,146

Cash flows from financing activities	1,086,093	18,653	1,050,282	144,013

Effect of foreign currency adjustments on cash and cash equivalents	881	748	918	(17)

Net increase (decrease) in cash and cash equivalents	211,636	(33,166)	216,547	1,293
Cash and cash equivalents at the beginning	53,315	47,331	48,404	12,872

Cash and cash equivalents at the end	264,951	14,165	264,951	14,165

Supplemental information:
Interest paid	6,025	4,791	12,519	11,448
Income taxes paid	14,948	4,252	19,060	7,996

        The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands of canadian dollars)

	As at February 1, 2004 (unaudited)	As at April 27, 2003
	$	$
ASSETS
Current assets
Cash and cash equivalents	264,951	48,404
Accounts receivable	116,273	84,830
Inventory	382,708	179,874
Prepaid expenses	18,405	3,487
Future income taxes	11,820	2,850

	794,157	319,445
Fixed assets	1,199,134	441,259
Goodwill	276,457	269,527
Other assets (Note 5)	254,800	16,167
Future income taxes	36,973	1,602

	2,561,521	1,048,000

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	599,227	270,585
Income taxes payable	27,025	10,306
Future income taxes	1,221	8,229
Instalments on long-term debt	30,439	17,986

	657,912	307,106
Long-term debt	1,122,318	278,327
Deferred credits and other liabilities	51,535	8,965
Future income taxes	13,150	12,953

	1,844,915	607,351
SHAREHOLDERS' EQUITY
Capital stock	483,514	258,536
Contributed surplus	1,222	1,222
Retained earnings	239,731	183,517
Cumulative translation adjustments	(7,861)	(2,626)

	716,606	440,649

	2,561,521	1,048,000

        The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

1. FINANCIAL STATEMENTS PRESENTATION

        The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2003, with the exception of the accounting changes described in Note 2. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2003 annual report. The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2. CHANGES IN ACCOUNTING POLICIES

        In January 2004, the Canadian Institute of Chartered Accountants ("CICA") issued Abstract 144 of the Emerging Issues Committee ("EIC-144") entitled Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor.

        EIC-144 provides details regarding the accounting methods of certain considerations received from a vendor. EIC-144 must be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. The Company retroactively adopted these new recommendations by anticipation on January 30, 2004.

        EIC-144 stipulates that cash consideration received by a customer from a vendor is presumed to represent a reduction of the price of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales and related inventory when recognized in the customer's earnings statement and balance sheet.

        However, this presumption is overcome when:

  i)
  The consideration is either a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue in the customer's earnings statement. However, any amount exceeding the estimated fair value of related goods received or services provided should be characterized as a reduction of cost of goods sold and related inventory when recognized in the customer's earnings statement and balance sheet.

  ii)
  The consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the earnings statement. However, any amount exceeding the cost being reimbursed should be characterized as a reduction of cost of goods sold.

        For the 16-week period ended February 1, 2004, the application of EIC-144 increased (decreased) cost of goods sold by $592 (($67) as at February 2, 2003). For the 40-week period ended February 1, 2004, the increase of cost of goods sold is $1,368 ($578 as at February 2, 2003).

        For the 16 and 40-week periods ended February 1, 2004, the application of EIC-144 reduced net earnings by $405 and $937 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

        The following illustrates the impact of the application of EIC-144 on previously reported consolidated financial statements.

Consolidated Earnings and Consolidated Retained Earnings

	16-week period ended February 2, 2003		40-week period ended February 2, 2003
	As reported	As restated	As reported	As restated
	$	$	$	$
Operating income	24,755	24,822	93,442	92,864

Income taxes	6,098	6,126	27,245	27,054

Net earnings	14,037	14,076	55,087	54,700

Retained earnings, beginning of year	121,924	117,476	121,924	117,476

Earnings per share—basic	0.17	0.17	0.65	0.65

Consolidated Cash Flows Statements

	16-week period ended February 2, 2003		40-week period ended February 2, 2003
	As reported	As restated	As reported	As restated
	$	$	$	$
Net Earnings	14,037	14,076	55,087	54,700

Future income taxes	(120)	(100)	3,234	2,534

Changes in working capital items	(38,759)	(38,818)	(25,262)	(23,256)

Business acquisitions	(12,020)	(12,020)	(150,359)	(151,274)

Consolidated Balance Sheet

	As at April 27, 2003
	As reported	As restated
	$	$
Inventories	188,848	179,874

Future income taxes (current asset)	1,647	2,850

Goodwill	268,612	269,527

Income taxes payable	10,407	10,306

Future income taxes (current liability)	10,463	8,229

Retained earnings	188,158	183,517

Cumulative translation adjustments	(2,746)	(2,626)

Guarantees

        In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (AcG-14), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective April 28, 2003.

        In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party, (ii) failure of another party to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

        As at February 1, 2004, the Company has no important guarantees that meet the criterias set out in AcG-14.

3. BUSINESS ACQUISITIONS AND REFINANCING

        On December 17, 2003, the Company acquired from ConocoPhillips Company all outstanding shares of The Circle K Corporation (Circle K) and became the owner of a chain of 1,663 stores located in 16 American states, mainly in the southern United States. Circle K also has franchising and licence agreements with 627 stores.

        Considering the acquisition costs, this acquisition was completed for a total cash consideration of $1,059,195. The transaction was financed in part by the issue of 13,555,538 new class "B" subordinated voting shares (see Note 6), by unsecured first-class subordinated notes maturing in 2013 at the rate of 7.5% totalling US$350,000 and by new credit facilities composed of a revolving term credit with a total combined amount of $150,000, a Canadian facility with a five-year term of US$265,000 and an American facility with a seven-year term of US$245,000. These credit facilities replace former credit facilities as at December 17, 2003. Financing expenses relating to former credit facilities were written off.

        On September 4, 2003, the Company acquired certain assets of Clark Retail Enterprises Inc. and became the owner of 43 stores in the states of Illinois, Indiana, Iowa, Michigan and Ohio.

        Taking acquisition costs into account, this acquisition was for a total cash consideration of $45,035. The full amount of the transaction was financed through the Company's existing credit facilities. Most of the goodwill is expected to be deductible for tax purposes.

        The preliminary allocations of the above-mentioned purchase prices were determined using information available and on the basis of preliminary evaluations. The allocation is subject to change when new information becomes available.

	Circle K	Clark	Total
	$	$	$
Current assets	323,174	8,931	332,105
Fixed assets	763,855	29,628	793,483
Goodwill	—	7,309	7,309
Other assets	201,719	—	201,719
Future income taxes	44,817	—	44,817

	1,333,565	45,868	1,379,433
Current liabilities assumed	229,106	833	229,939
Long-term debt assumed	10,061	—	10,061
Deferred credits and other liabilities assumed	35,203	—	35,203

Net assets	1,059,195	45,035	1,104,230
Less: cash from the acquisition	108,060	—	108,060

Cash consideration	951,135	45,035	996,170

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

4. EARNINGS PER SHARE

	16-week period ended February 1, 2004			16-week period ended February 2, 2003
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	8,813	90,480	0.10	14,076	84,532	0.17
Dilutive effect of stock-based compensation and of subscription receipts	—	5,947	(0.01)	—	2,567	(0.01)

Diluted net earnings available for class "A" and "B" shareholders	8,813	96,427	0.09	14,076	87,099	0.16

	40-week period ended February 1, 2004			40-week period ended February 2, 2003
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to class "A" and "B" shareholders	58,371	87,021	0.67	54,700	84,515	0.65
Dilutive effect of stock-based compensation and of subscription receipts	—	4,064	(0.03)	—	2,836	(0.02)

Diluted net earnings available for class "A" and "B" shareholders	58,371	91,085	0.64	54,700	87,351	0.63

        For the 16-week period ended February 1, 2004 no (1,725,000 as at February 2, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

        For the 40-week period ended February 1, 2004, 545,850 (751,500 as at February 2, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

5. OTHER ASSETS

	2004	2003
	$	$
Trade names	185,746	—
Deferred charges, at amortized cost	44,179	8,005
Deferred pension expense	3,715	3,905
Other, at cost	21,160	4,257

	254,800	16,167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

6. CAPITAL STOCK

        On December 17, 2003, the Company exchanged 13,555,538 subscription receipts for Class "B" subordinate voting shares on a one-to-one ratio. These subscription receipts were issued on October 6, 2003 at a price of $16.50 each for aggregate proceeds of $223,700. The share issue expenses, net of the related future income taxes, total $2,157.

        As at February 1, 2004, the Company had 28,548,424 (28,548,824 as at February 2, 2003) outstanding Class "A" voting shares each comprising 10 votes per share and 69,851,026 (55,983,092 as at February 2, 2003) outstanding Class "B" voting shares each comprising 1 vote per share.

7. STOCK-BASED COMPENSATION PLAN

        As at February 1, 2004, the Company offers a stock-based compensation plan to employees, which is described in the financial statements for the year ended April 27, 2003. As at February 1, 2004, 6,613,500 (6,210,000 as at February 2, 2003) stock options for the purchase of Class "B" subordinate voting shares were granted. These stock options can be gradually exercised at various dates until December 17, 2013 at an exercise price varying from $4.77 to $22.87.

        Since the beginning of the year, the Company has granted five series of stock options totalling 730,000 stock options at an average exercise price of $20.03. The Company does not record any compensation expense. Had compensation cost been determined using the fair value-based method at the grant date of stock options awarded to employees, the net income and earnings per share would have been adjusted to the pro forma amounts indicated in the following table:

	16-week period ended February 1, 2004		16-week period ended February 2, 2003
	As reported	Pro forma	As reported	Pro forma
Net earnings	$8,813	$7,179	$14,076	$13,912

Basic earnings per share	$0.10	$0.08	$0.17	$0.16

Diluted earnings per share	$0.09	$0.07	$0.16	$0.16

	40-week period ended February 1, 2004		40-week period ended February 2, 2003
	As reported	Pro forma	As reported	Pro forma
Net earnings	$58,371	$56,389	$54,700	$54,162

Basic earnings per share	$0.67	$0.65	$0.65	$0.64

Diluted earnings per share	$0.64	$0.62	$0.63	$0.62

        To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting period of the stock options.

        The pro forma effect on net income of the period is not representative of the pro forma effect on net income of future periods because it does not take into consideration the pro forma compensation cost related to options awarded prior to April 29, 2002.

        The fair value of options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the year:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

7. STOCK-BASED COMPENSATION PLAN (Continued)

	February 1, 2004	February 2, 2003
Expected dividend yield	None	None
Average expected volatility	30%	30%
Average risk-free interest rate	4.57%	5.27%
Expected life	8 years	8 years

        The average fair value of stock options granted since the beginning of the year is $9.07 ($7.07 as at February 2, 2003).

8. SEGMENTED INFORMATION

        The Company essentially operates in a single reportable segment, the sale of convenience products and gasoline through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and gasoline. The company operates convenience stores in Canada and in the United States.

        Information on the principal revenue classes as well as geographic information is as follows:

	16-week period ended February 1, 2004			16-week period ended February 2, 2003
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and other services	451,524	507,656	959,180	430,816	187,165	617,981

Gasoline	201,372	629,733	831,105	190,065	249,976	440,041

	652,896	1,137,389	1,790,285	620,881	437,141	1,058,022

Gross Margin
Merchandise and other services	138,468	160,273	298,741	129,771	60,665	190,436

Gasoline	18,891	43,133	62,024	16,311	20,084	36,395

	157,359	203,406	360,765	146,082	80,749	226,831

Fixed assets and goodwill(a)	475,693	999,898	1,475,591	446,608	247,585	694,193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands of canadian dollars, except per-share amounts)

8. SEGMENTED INFORMATION (Continued)

	40-week period ended February 1, 2004			40-week period ended February 2, 2003
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and other services	1,222,295	827,377	2,049,672	1,161,383	375,689	1,537,072

Gasoline	512,545	1,075,438	1,587,983	480,530	527,769	1,008,299

	1,734,840	1,902,815	3,637,655	1,641,913	903,458	2,545,371

Gross Margin
Merchandise and other services	381,799	265,498	647,297	362,050	120,793	482,843

Gasoline	49,111	76,752	125,863	44,057	42,632	86,689

	430,910	342,250	773,160	406,107	163,425	569,532

  (a)
  Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

9. SUBSEQUENT EVENTS

        On March 15, 2004, the Company entered into definitive purchase and sale agreements with two investment companies for the sale of some 320 Circle K properties acquired on December 17, 2003 and the leasing of these properties back to the Company on a long term basis. This transaction is subject to customary closing conditions.

        The agreement stipulates that these sites will be leased to the Company for 15 years with several renewal provisions.

        Minimum lease payments under the leases total approximately US$23,000 per year, subject to indexation features.

        The proceeds from this transaction of approximately US$250,000 will be used to reimburse part of the long-term debt. Financing expenses related to the long-term debt paid out will be written off following the reimbursement. This amount will be approximately $9,500.

10. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

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SIGNATURES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED EARNINGS (in thousands of canadian dollars, except per-share amounts) (unaudited)
CONSOLIDATED RETAINED EARNINGS (in thousands of canadian dollars) (unaudited)
CONSOLIDATED CASH FLOWS STATEMENTS (in thousands of canadian dollars) (unaudited)
CONSOLIDATED BALANCE SHEETS (in thousands of canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (in thousands of canadian dollars, except per-share amounts)